

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2011

Mr. John Wilkes
Chief Executive Officer
Elemental Protective Coatings Inc.
141 Inglewood Drive
Toronto, ON
Canada M4T 1H6

> **Re: Elemental Protective Coatings Inc.**
> **Form 8-K**
> **Filed November 16, 2010**
> **File No. 333-148546**

Dear Mr. Wilkes:

We issued comments to you on the above captioned filing on November 18, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 25, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 25, 2011, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed.

You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Kate Beukenkamp, Attorney-Advisor, at (202) 551-6971, or John Harrington, Attorney-Advisor, at (202) 551-3576, with any questions.

Sincerely,

s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Sent via facsimile to (416) 513-0348</u>
        Attn: Jayne Howe